OMB APPROVAL
OMB Number: 3235-0116 Expires: August 31, 2020 Estimated average burden hours per response. ................8.7

UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DELIVERS STRONG Q4 2020 SILVER PRODUCTION

Toronto, Ontario – January 14, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN, and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce fourth quarter and annual 2020 production results from the Platosa Mine in Durango, Mexico.

Q4 2020 Production (compared to Q4 2019)

●	Silver-equivalent (“AgEq”) production increased by 18% to 556,332 AgEq oz (Q4 2019 – 469,707 AgEq oz), including:

○	Silver production increased by 37% to 355,581 oz (Q4 2019 – 259,282 oz), exceeding Q3 2020 as the strongest quarter of silver production since Q2 2014
○	Lead production increased by 32% to 2.2 million lb (Q4 2019 – 1.7 million lb)
○	Zinc production increased by 19% to 2.5 million lb (Q4 2019 – 2.1 million lb)

●	Continued improvements demonstrate positive impact of ongoing optimizations
●	Record productivity achieved in H2 2020, following restart in late Q2

“Our Platosa Mine continued to deliver strong production in Q4 2020 after our restart of operations in late Q2, with another quarter of near record mined and milled tonnage,” stated Brendan Cahill, President & CEO. “The numerous improvements we have made to the operation are bearing fruit and we continue to identify additional areas for optimization. Our Miguel Auza Mill realized excellent performance throughout 2020 and continues to deliver strong and improving recoveries. Our metal production for 2020 was not far off 2019, despite losing almost an entire quarter of production due to the pandemic – a testament to the resilience and perseverance of our operational teams. We thank them for their dedication as we look forward to a strong 2021 and yet higher silver prices to come.”

Production Results

	Q4 2020	Q4 2019	2020(1)	2019
Tonnes Mined from Platosa	21,455	19,622	66,501	74,876
Tonnes of ore processed	22,626	19,828	65,567	73,797
Tonnes of historical stockpile processed	-	-	-	1,450
Tonnes Milled	22,626	19,828	65,567	75,247
Ore grades
Silver (g/t)	536	435	519	497
Lead (%)	5.42	4.84	5.37	4.82
Zinc (%)	6.12	6.39	6.57	6.93
Recoveries
Silver (%)	91.2	91.7	91.4	89.9
Lead (%)	82.9	80.2	83.7	79.2
Zinc (%)	80.1	76.5	78.9	77.7
Metal Production(2)
Silver (oz)	355,581	259,282	997,690	1,054,029
Lead (lb)	2,223,465	1,690,610	6,470,637	6,134,888
Zinc (lb)	2,452,728	2,062,018	7,488,825	8,425,221
AgEq (oz)(3)	556,332	469,707	1,639,310	2,002,036
Average Realized Prices
Silver ($)	24.46	17.12	21.59	16.07
Lead ($)	0.87	0.87	0.83	0.88
Zinc ($)	1.21	1.04	1.08	1.12

Tonnes of ore processed – San Sebastián	-	6,398	4,785	14,231

1	Production during 2020 was impacted by the COVID-19-related suspension mandated by the Government of Mexico from April 2nd to June 1st.
2	Subject to adjustment following settlement with concentrate purchaser.
3	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

Platosa continued to outperform 2019 productivity, while reducing operating costs, improving safety performance and managing the ongoing threat posed by COVID-19. Recoveries at Miguel Auza improved on an annual basis, while plant reliability has substantially increased. During 2020, the operation realized improvements in shift scheduling, mining method, offtake arrangements and electricity costs, while completing the phase 2 tailings dam lift and strengthening the management and technical teams. In the ongoing strong metal price environment, Excellon’s Mexican operations are positioned to continue the performance achieved in the second half of 2020.

Qualified Persons

Paul Keller, P. Eng., has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Alfred Colas, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: January 14, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer